Via Facsimile and U.S. Mail
Mail Stop 6010

December 23, 2008

Mr. Ricardo Rodriguez Marengo
Chief Executive Office
Provida Pension Fund Administrator, Inc.
Avenida Pedro de Valdivia 100
Santiago, Chille

Re: **Provida Pension Fund Administrator, Inc.**
        Form 20-F for the Fiscal Year Ended December 31, 2007
        File No. 001-13406

Dear Mr. Marengo:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2007

Filing Cover Page

1.   We note that you did not provide the name, telephone, email and/or facsimile number and address of the company contact person on your filing cover page. Please see SEC Release 33-8879, effective March 4, 2008, and revise accordingly.

Report of Independent Registered Public Accounting Firm, page 77 and F-2

2.   Please provide us with the manually signed reports of Independent Registered
        Public Accounting Firm dated May 15, 2008 that show the signature of the
        accounting firm providing the reports for the audit opinion and audit over
        management's assertions of the internal control over financial reporting. Please
        refer to Item 302 of Regulation S-T that requires a typed signature on the report
        included in the electronically filed report.

Index to Exhibits, page 97

3.   It does not appear that you have filed a copy of your deed of incorporation.
        Please revise to file a copy of your deed of incorporation and any amendment
        thereto. Alternatively, if you have already filed your deed of incorporation with
        another filing with the Commission, then please list it on your Index to Exhibits
        and incorporate the document by reference.

4.   It appears that your life and disability insurance contract with BBVA Seguros de
        Vida S.A. may be a material contract pursuant to 4(b)(ii) of the Instructions as to
        Exhibits of Form 20-F. Please revise to file a copy of this contract and any
        amendment thereto as an exhibit. Alternatively, please provide us with a detailed
        analysis which supports your apparent conclusion that you are not required to file
        this contract. In addition, please provide all the information required by Item
        10.C. of Form 20-F.

5.   We note that BBVA Inversiones Chile S.A. is your majority shareholder. We also
        note that the company has entered into a software purchase contract and a
        software maintenance service contract with BBVA Inversiones Chile S.A. that do
        not appear to be immaterial in amount or significance. Please revise to file a copy
        of these contracts and any amendment thereto as an exhibit pursuant to 4(b)(i) of
        the Instructions as to Exhibits of Form 20-F. Alternatively, please provide us
        with a detailed analysis which supports your apparent conclusion that you are not
        required to file these contracts.

                                        *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Your letter should key your responses to our comments.
Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR
under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Christine Allen, Staff Accountant, at (202) 551-3652 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 or John Krug, Senior Staff Attorney, at (202) 551-3862 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant